Filed by CONSOL Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company: CNX Gas Corporation

Commission File No. 001-32723

For Immediate Release

Contacts: Thomas F. Hoffman at (412) 831-4060 or Charles Mazur at (412) 831-4340

CONSOL Energy Reports Earnings for Fourth Quarter 2007

PITTSBURGH (January 29, 2008) – CONSOL Energy Inc. (NYSE:CNX), a high-Btu bituminous coal and coalbed methane company, reported net income of $6.8 million, or $0.04 per diluted share, for its fourth quarter ended December 31, 2007, compared with net income of $115.3 million, or $0.62 per diluted share for the same period a year ago. The Buchanan Mine roof fall that occurred on July 9, 2007, forced the mine to idle production and adversely impacted net income during the period just ended by approximately $31 million (net of an initial insurance recovery payment of $25 million), including additional expenses incurred in managing and monitoring the underground mine atmosphere since the mine was idled, as well as reduced income from lost sales.

The company reported earnings of $267.8 million, or $1.45 per diluted share, for the calendar year ended December 31, 2007, compared with $408.9 million, or $2.20 per diluted share, for the calendar year 2006. Net cash from operating activities was $88.0 million for the quarter just ended, compared with $225.3 million for the December 2006 quarter.

FINANCIAL RESULTS – Period-To-Period Comparison

	Quarter Ended Dec. 31, 2007	Quarter Ended Dec. 31, 2006		Twelve Months Ended Dec. 31, 2007	Twelve Months Ended Dec. 31, 2006
Total Revenue and Other Income	$918.6	$953.7		$3,762.2	$3,715.2
Net Income (Loss)	$6.8	$115.3	*	$267.8	$408.9
Earnings Per Share – diluted	$0.04	$0.62	*	$1.45	$2.20
Net Cash from Operating Activities	$88.0	$225.3		$684.0	$664.5
EBITDA	$116.3	$180.6	*	$746.7	$827.2
EBIT	$26.4	$103.4	*	$422.0	$531.0
Capital Expenditures	$217.5	$190.7		$1,039.8	$690.5
Other Investing Cash Flows**	$(16.5)	$13.6		$(67.7)	$(29.0)

In millions of dollars except per share. Amounts for capital expenditures do not include amounts for equity affiliates. For the three months and twelve months ended Dec. 31, 2007, capital expenditures include $0.1 and $296.7, respectively, for the acquisition of AMVEST.. The twelve months ended Dec. 31, 2007 also includes $16.3 for the acquisition of gas mineral rights and $16.9 for the acquisition of Piping and Equipment. For the twelve months ended Dec. 31, 2006, capital expenditures include $24.8 for the acquisition of Mon River Towing and J.A.R. Barge Lines. *Restated per guidance FSP AUG AIR-1 issued September 2006 by the Financial Accounting Standards Board (Prior year net income for the quarter has been adjusted. The adjustment relates to accounting for major maintenance expenditures and although it impacts prior year quarterly results, earnings for the annual period 2006 will remain unchanged.) **Represents net cash used in or (provided by) investing activities less capital expenditures and includes: Investment in Equity Affiliates; CNX Gas share purchase; and Proceeds from Sales of Assets.

“The idling of the Buchanan Mine for the entire quarter significantly capped fourth quarter earnings,” said J. Brett Harvey, president and chief executive officer. “However, now that we have reentered the mine, I expect this event to move quickly to conclusion with the result that financial performance should improve substantially.” Harvey noted that in addition to the impact from the idling of Buchanan, higher DD&A charges related to the purchase of AMVEST, and several other non-operational items combined to reduce net income period-to-period.

He re-iterated that the company expects to make additional recoveries under the company’s insurance coverage (subject to deductibles and waiting periods), which includes property damage, cost recovery and business interruption provisions.

“Despite the loss of Buchanan for the entire quarter,” Harvey added, “coal operations still managed to report a period-to-period increase in average realized prices of 5.1 percent, a modest increase in total costs per ton of 1.6 percent, an increase in operating margins of 20.5 percent and an increase in financial margins of 33.8 percent.

“More importantly, coal fundamentals remain unusually good,” Harvey noted. “Global demand for coal is strong and sets a positive tone in both our export markets and the steam market here in the United States.” He said steam coal supplies were in close balance with demand, while high quality metallurgical coal was in tight supply.

Period-To-Period Analysis of Financial Results for the Quarter

Total revenue and other income declined 3.7 percent, mainly due to the lost sales of high value, metallurgical grade coal from shutdown of the Buchanan Mine in July 2007 following a roof fall. Included in the total revenue and other income was an advance payment notice of $10 million toward the insurance claim related to the Buchanan Mine incident. During the fourth quarter, the company recognized higher average realized pricing for the coal segment.

Net cash from operating activities was $88.0 million for the quarter just ended, compared with $225.3 million for the December 2006 quarter, a decrease of approximately 60.9 percent. The decline in net cash from operating activities reflects lower net income and changes in working capital from the same period a year ago.

Total costs increased 5.9 percent, mainly due to approximately $32.7 million of expenses incurred associated with the Buchanan Mine outage as well as $12.7 million higher depreciation, depletion and amortization, of which $9.8 million is attributable to the additional assets received from the AMVEST acquisition that closed in July 2007.

Cost of Goods Sold and Other Operating Charges (including Purchased Gas Costs and Gas Royalty Interest Costs) decreased 2.1 percent, primarily reflecting lower subsidence costs, lower contract mining costs and lower royalty costs, and partially offset by higher costs incurred associated with the Buchanan Mine outage, and to a lesser extent, higher labor-related benefit costs and higher supply costs. Cost of Goods Sold was net of $15 million of insurance proceeds received from the Buchanan Mine incident. The higher labor-related benefit costs are attributable primarily to required contributions into employee benefit funds and wage increases as a result of the five-year labor agreement with the United Mine Workers of America (UMWA) that commenced January 1, 2007, and, to a lesser extent, to additional costs incurred to comply with health and safety standards.

Depreciation, Depletion and Amortization increased 16.4 percent, primarily reflecting the additional assets related to the AMVEST acquisition as well as various coal assets and other projects placed in service after the 2006 period, partially offset by lower depletion due to lower coal production.

Interest Expense increased approximately 59.4 percent, or $4.3 million, for the period-to-period comparison and was primarily attributable to higher amounts being drawn on the company’s revolving credit facility.

Taxes Other than Income increased 61.9 percent, or $35.5 million, primarily due to $24.6 million of expense related to the reversal of an Export Excise Tax receivable in the 2007 period. Taxes Other than Income also increased, but to a lesser extent, due to higher property taxes related to the recording of additional property, plant and equipment. In addition, severance taxes, reclamation fee taxes and black lung excise taxes were higher and were attributable to higher average produced coal sales price offset, in part, by decreased coal production. Also, Virginia state tax credits were reduced because of the temporary reduction in employees at the Buchanan Mine.

As of December 31, 2007, CONSOL Energy had $247.5 million of short-term debt and had $503.4 million in total liquidity, which is comprised of $9.6 million of cash, and $493.8 million available to be borrowed under its $1.0 billion bank facility. As of December 31, 2007, CNX Gas Corporation had no short-term debt and had $217.1 million in total liquidity, which is comprised of $32.0 million of cash and $185.1 million available to be borrowed under its $200 million bank facility.

Coal Operations

	Quarter Ended Dec. 31, 2007		Quarter Ended Dec. 31, 2006		Twelve Months Ended Dec. 31, 2007		Twelve Months Ended Dec. 31, 2006
Total Coal Sales (millions of tons)	16.0		17.6		65.5		68.9
Sales – Company Produced (millions of tons)	15.9		17.3		64.9		67.6
Coal Production (millions of tons)	15.8		15.9		64.6	*	67.4
Average Realized Price Per Ton – Company Produced	$40.66		$38.70		$40.60		$38.99
Operating Costs Per Ton	$26.35		$26.82	**	$25.49		$24.79
Non-Operating Charges Per Ton	$4.79		$4.17		$4.68		$4.55
DD&A Per Ton	$3.99		$3.57		$3.52		$3.19
Total Cost Per Ton – Company Produced	$35.12	***	$34.56	**	$33.69		$32.53
Operating Margins Per Ton	$14.31		$11.88	**	$15.11		$14.20
Financial Margins Per Ton	$5.54		$4.14	**	$6.91		$6.47	***

Average Realized Price Per Ton – Company Produced includes the value of sales of company produced coal as well as changes in the value of inventory. Sales and production includes CONSOL Energy’s portion from equity affiliates and consolidated variable interest entities. Operating costs include items such as labor, supplies, power, preparation costs, project expenditures, subsidence costs, gas well plugging costs, charges for employee benefits (including Combined Fund premiums), royalties, production and property taxes. Non-operating charges include items such as charges for long-term liabilities, direct administration, selling and general administration. Operating Margins Per Ton are defined as Average Realized Price Per Ton less Operating Costs Per Ton. Financial Margins Per Ton are defined as Average Realized Price Per Ton less Total Costs Per Ton – Company Produced. *Includes 3.4 million tons of metallurgical grade coal. **FSP AUG AIR-1 issued September 2006 by the Financial Accounting Standards Board. ***May not add due to rounding.

Coal operations established a new record for safety performance for calendar year 2007. “Coal operations reported an incidence rate (injuries per 200,000 hours of worker exposure) of 2.98, the lowest in our history of record keeping,” Harvey noted. “We treat safety as a core value, and that philosophy results in incidence rates for underground bituminous coal mines that are among the best in the industry.” He said the company’s coal operations have reduced the incidence rate by 34 percent in the past three years. The industry incidence rate for underground bituminous coal mines was 6.95 through the first nine months of 2007. CONSOL is the nation’s largest producer of coal by underground mining methods. More than 95 percent of the company’s production comes from underground mines. The Robinson Run Mine in West Virginia won the prestigious 2007 Barton B. Lay, Jr. Milestones of Safety as the West Virginia coal industry’s safety mine. McElroy Mine and Fola Mine also received 2007 awards for safety performance from the State of West Virginia.

Coal segment operating and financial margins increased for the quarter-to-quarter comparison, despite the Buchanan Mine outage, due to higher realized pricing per ton in the quarter just ended.

Sales of company produced coal decreased 1.4 million tons, period-to-period, due to the Buchanan Mine outage and previously idled Central Appalachian production, but were partially offset by the AMVEST acquisition.

Average realized price per ton was up $1.96 per ton, or 5.1 percent in the period-to-period comparison despite the loss of sales from the Buchanan Mine, primarily reflecting a general increase in market prices compared with the same period last year, and opportunistic sales of some steam coal into the metallurgical market during the period just ended.

Production, period-to-period, was essentially flat, primarily because of a reduction in output from the Buchanan Mine as well as previously announced production cutbacks elsewhere in Central Appalachia, offset by production from the acquisition of AMVEST.

In the period-to-period comparison, total costs were up $0.56 per ton, or 1.6 percent. Operating costs for company produced coal in the period-to-period comparison declined $0.47 per ton, or 1.8 percent, primarily due to lower supply costs, lower subsidence costs, lower contract mining fees as a result of certain Central Appalachian idled contract mines versus the year ago period, and lower royalty costs. The improvements in operating costs were partially offset by higher labor costs, higher health and retirement benefit costs and lower production volumes versus the year ago period.

Operating margins (average realized price per ton less operating costs per ton) were $14.31 per ton, an increase of 20.5 percent period-to-period, due to higher average realized pricing and the idling of higher cost operations. Financial margins (average realized price less total costs) were $5.54, up $1.40 per ton, an increase of 33.8 percent period-to-period, also due to an improvement in pricing and the idling of higher cost operations.

Harvey noted that, for the year, a number of mines set production records. “These production records resulted not only from good mining conditions, but also from the skill of the workforce and from the sustained capital investments we have made in efficiency projects throughout the company’s coal operations.”

Mines setting production records for the year included:

Enlow Fork Mine – 11.222 million clean tons

Loveridge Mine – 6.642 million clean tons

Robinson Run Mine – 6.502 million clean tons

Other Coal Activities

CNX Marine Terminals increased loadings of coal for export year-over-year. For calendar year 2007, the coal terminal loaded approximately 6.9 million tons of coal, a 27.8 percent increase over the previous year. The terminal has a throughput capacity of about 12 million tons per year and has 1.2 million tons of ground storage capacity.

Gas Operations

CNX Gas Corporation (NYSE:CXG), 81.7 percent of which is owned by CONSOL Energy, reported total net income of $29.9 million for the quarter ended December 31, 2007, compared with $38.2 million in the same period a year earlier. CNX Gas Corporation issued its earnings release on January 29, 2007. Additional information regarding CNX Gas Corporation’s financial and operating results for the quarter are available in their release and can be found in the investor section of their website: http://www.cnxgas.com.

Shares Repurchase Update

No shares were repurchased during the quarter just ended. From inception, the company purchased 5,602,600 shares at an average price of $34.98 per share. The current authorization period for the repurchase of shares expired on December 31, 2007. CONSOL Energy’s Board of Directors has not authorized a further repurchase of shares.

Developments during the Quarter

Purchase of River Transport Group

The company acquired Tri-River Fleeting Harbor Services, Inc., and Tri-River Marine, Inc. on October 3. Terms of the purchase were not disclosed. With the transaction, CONSOL Energy acquired eight towboats that operate on the Monongahela and Ohio rivers. In total, CONSOL Energy operates 25 towboats, 5 harbor boats and more than 750 barges.

Subsequent Events

Restart of Fans at Buchanan Mine

Specially trained mine rescue teams re-entered the Buchanan Mine on January 28, 2008 and are in the process of evaluating the extent of damage to the mine’s ventilation system and making temporary repairs. The mine has not produced coal since July 9, 2007, when a roof fall in a previously mined area damaged the ventilation system and likely produced a localized ignition of methane gas, requiring the mine to be evacuated.

Baltimore Facility Repairs

CNX Marine Terminal in the Port of Baltimore expects to resume vessel loading operations this week following the completion of repairs to a small section of a pier on which the coal loading machine operates. Pilings beneath the section of the pier had deteriorated and had to be reinforced or replaced. The company does not expect the suspension of loading that occurred during January, 2008, to reduce total coal exports for the year below the tonnage forecast.

CONSOL Energy To Offer To Acquire Remaining Shares of CNX Gas Corporation

Earlier today, CONSOL Energy announced that it intends to make an offer to the stockholders of CNX Gas Corporation (NYSE:CXG) to acquire all of the outstanding shares of CNX Gas Corporation that it does not currently own, in a stock-for-stock transaction that is intended to be tax-free to the stockholders of CNX Gas Corporation. CONSOL Energy will discuss its rationale for the offer during its earnings conference call today at 10:00 A.M. Eastern Standard Time.

Outlook

In the tables below, the company provides certain financial and production guidance measures. CONSOL Energy updates its production guidance on a quarterly basis, if needed. These measures are based on the company’s current estimates and are subject to change based on changing circumstances and on risks associated with the business that are described at the end of this news release.

PRODUCTION GUIDANCE

	2008 Estimate*	2009 Estimate	2010 Estimate	2011 Estimate
COAL
Tons Produced (millions of tons)	68.0 – 72.0	70.0 – 74.0	76.6 – 80.6	76.7 – 80.7
Tons Committed (millions of tons at January 11, 2008)	65.3	45.6	37.9	27.2
Tons Committed and Priced (millions of tons at January 11, 2008)	64.4	34.1	20.4	10.7
Avg. Realized Price/Ton Committed & Priced	$42.85	$43.84	$45.98	$44.85

*	Assumes the Buchanan Mine longwall production resumes on the first week of March.

2008 CAPEX GUIDANCE (forecast)

FINANCIAL FORECAST (millions)
CAPEX (Total)	$1,028
- Coal	$512
- Gas	$450
- Land	$48
- Other	$18
DD&A	$411

COAL CATEGORY CAPEX (forecast)
Maintenance of Production	$255
Expansion	$114
Efficiency	$119
Environmental and Safety	$24

TOTAL	$512

2008 Quarterly Production Guidance*

	1Q Estimate	2Q Estimate	3Q Estimate	4Q Estimate
Coal (millions of tons)	15.7 – 17.7	16.7 – 18.7	16.2 – 18.2	17.4 – 19.4

*	Assumes the Buchanan Mine longwall production resumes on the first week of March.

Overseas Demand Continues to Drive Market Prices

The global demand for energy, particularly high-Btu eastern steam coal, is robust, as evidenced by the dynamic shift in the import and export of steam coal around the world.

In 2007, coal analysts estimated that China reduced its exports of steam coal by approximately 25 percent and became a net importer of coal. In addition, China has decided to shut down numerous small coal mines in several provinces due to safety concerns for workers. Further exacerbating the supply/demand situation are the weather-related problems in Australia, Columbia and Indonesia, as well as rail transportation problems in Russia and South Africa. Moreover, India’s Central Electricity Authority reported in mid-December 2007 that approximately one-third of the country’s coal-fired power stations had less than seven days of coal inventory, causing India to increase imports of steam coal. Developing countries with large populations are demanding increasing quantities of steam coal from coal exporting countries that historically shipped steam coal primarily to Europe. As a result, coal consumers in Europe increasingly are looking to eastern U.S. coal producers to provide long-term supplies of steam coal.

CONSOL Energy is well-positioned to capitalize on what the company believes will be a sustainable demand trend. The company believes it can increase production at its Northern Appalachian mines to meet this demand. In addition, the company has an advantage over other U.S. coal producers in the European market because coal destined for Europe can be exported through its 100% owned coal export terminal at the Port of Baltimore. In 2007, the company increased coal exports through this terminal by more than 20 percent and expects to increase exports by approximately 25 percent in 2008. Exports of coal through the terminal totaled nearly 7 million tons in 2007, including third-party transactions. The company estimates that the terminal has a practical throughput capacity of 12 million tons.

During 2007, the company signed five coal contracts with international utilities that are twenty-four to thirty-six months in duration. “The international demand for our eastern coal continues to gain momentum,” Harvey said. “In the past few months, we have signed several international transactions for high-Btu, steam coal, with term lengths of two or three years, something we have not seen since the 1970’s. With the strength of global coal demand expected to continue unabated this year, we could sign additional international contracts for steam coal this year with durations of seven to ten years

Coal Inventories

Despite reports that inventories at utilities are high on a national average basis, coal stockpiles at CONSOL Energy’s customers, located primarily in the eastern United States, continue to decline and are below historical averages, according to many energy consultants. Surging international demand for steam coal has diverted some available Northern Appalachian coal overseas, reducing deliveries to, and hence stockpiles, of domestic customers of Northern Appalachia coal. Moreover, coal burn continues to grow as states in the Northeast and Mid-Atlantic regions experience normal winter temperatures.

CONSOL Energy coal inventory levels at mine sites and other locations were 1.3 million tons at the end of fiscal year 2007, considered to be an extremely low level based on the company’s history. Changes in company inventory levels are often an indicator of the relative strength of customer demand.

Production Discipline and Brownfield Projects

Recent U.S. Energy Information Administration statistics indicate that U.S. coal production is expected to have declined between one and two percent for 2007 compared with the previous year, leading to a balanced supply/demand situation. Furthermore, industry analysts expect coal demand to outstrip U.S. coal supply for 2008 and 2009 for several reasons, including: increasing capacity utilization of the existing coal-fired fleet of power plants, increasing amounts of steam and metallurgical coal that are being exported to foreign countries, and declining production from some eastern U.S. mines resulting from more stringent safety and environmental laws.

“We have the capacity to selectively increase production to exploit any shortfalls in the industry’s production,” said Harvey. “Of course, we will continue to maintain our disciplined approach to production over the short-term, but the company has identified several classes of expansion and efficiency projects that should give us the ability to respond to demand opportunities.”

For example, Harvey noted the company has identified several mines where longwall face extensions can be implemented. Longwall face extension projects take 12 to 18 months to complete and can increase production from a particular mine by 300,000 to 500,000 tons per year.

According to Harvey, the company has also identified two mines, Bailey and Robinson Run, where an additional longwall mining system could be added. Each additional longwall mining system could increase annual production by 5.0 million to 6.5 million tons per year.

In addition, the company has 6 million to 7 million tons of idled capacity which can be brought on line if market prices justify the action. CONSOL expects to complete the upgrade of the underground haulage system at the idled Shoemaker Mine in the fourth quarter of 2009. Shoemaker is located on the Upper Ohio River in Northern West Virginia in close proximity to several coal-fired power units that are scheduled to be scrubbed by 2010. By 2010, approximately 108 gigawatts of coal-fired power generation east of the Mississippi River are expected to be outfitted with flue gas desulfurization technology. In addition, the company has idle capacity at its Miller Creek operations in southern West Virginia that can be restarted if market prices continue to rise.

“During the next ten years, we can bring an additional 22 million tons of Appalachian production on line,” Harvey concluded. “These are brownfield expansions that can be expected on short planning horizons and at a lower cost than greenfield development.”

# # #

CONSOL Energy Inc., a high-Btu bituminous coal and coal bed methane company, is a member of the Standard & Poor's 500 Equity Index and has annual revenues of $3.8 billion. It has 17 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. CONSOL Energy was named one of America's most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior's Office of Surface Mining National Award for Excellence in Surface Mining for the company's innovative reclamation practices in 2002, 2003 and 2004. Also in 2003, the company was listed in Information Week magazine's "Information Week 500" list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

Definition: EBIT is defined as earnings (excluding cumulative effect of accounting change) before deducting net interest expense (interest expense less interest income) and income taxes. EBITDA is defined as earnings (excluding cumulative effect of accounting change) before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that it is useful to an investor in evaluating CONSOL Energy because it is widely used to evaluate a company’s operating performance before debt expense and its cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBIT or EBITDA identically, the presentation here may not be comparable to similarly titled measures of other companies. Reconciliation of EBITDA and EBIT to the income statement is as follows:

CONSOL Energy Inc.

EBIT & EBITDA

(000) Omitted

	Quarter Ended 12/31/07	Quarter Ended 12/31/06	Twelve Months Ended 12/31/07	Twelve Months Ended 12/31/06
Net Income	$6,787	$115,349	$267,782	$408,882

Add: Interest Expense	11,594	7,275	30,851	25,066
Less: Interest Income	(1,134)	(3,060)	(12,792)	(15,369)
Add: Income Taxes	9,173	(16,138)	136,137	112,430

Earnings Before Interest & Taxes (EBIT)	26,420	103,426	421,978	531,009
Add: Depreciation, Depletion & Amortization	89,835	77,149	324,715	296,237

Earnings Before Interest, Taxes and DD&A (EBITDA)	$116,255	$180,575	$746,693	$827,246

For purposes of this press release, references to “CONSOL Energy,” the “company,” “we,” “our,” or “us” or similar words (other than the legal names of companies) shall include CONSOL Energy Inc. and its respective subsidiaries.

Forward-Looking Statements

Various statements in this document, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995). The forward-looking statements may include projections and estimates concerning the timing and success of specific projects (including statements relating to the timing of and satisfaction of conditions to the exchange offer and merger with CNX Gas and whether any of the anticipated benefits of the transaction will be realized), our future production, revenues, income and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “would,” “will,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, uncertainties and contingencies include, but are not limited to: timing of the exchange offer transaction, acceptance of the exchange offer by the requisite number of shares and the satisfaction of the other conditions to the exchange offer; market acceptance of acquiring the minority interest of CNX Gas, an extended decline in prices we receive for our coal and gas affecting our operating results and cash flows; reliance on customers extending existing contracts or entering into new long-term contracts for coal; reliance on major customers; our inability to collect payments from customers if their creditworthiness declines; the disruption of rail, barge and other systems that deliver our coal, or pipeline systems which deliver our gas; a loss of our competitive position because of the competitive nature of the coal industry and the gas industry, or a loss of our competitive position because of overcapacity in these industries impairing our profitability; our inability to hire qualified people to meet replacement or expansion needs; coal users switching to other fuels in order to comply with various environmental standards related to coal combustion; the inability to produce a sufficient amount of coal to fulfill our customers’ requirements which could result in our customers initiating claims against us; the risks inherent in coal mining being subject to unexpected disruptions, including geological conditions, equipment failure, timing of completion of significant construction or repair of equipment, fires, accidents and weather conditions which could cause our results to deteriorate; increases in the price of commodities used in our mining operations and could impact our cost of production; obtaining governmental permits and approvals for our operations; the effects of government regulation; the effects of stringent federal and state safety regulations; the effects of mine closing, reclamation and certain other liabilities; uncertainties in estimating our economically recoverable coal and gas reserves; we do not insure against all potential operating risks; the outcomes of various legal proceedings, which proceedings are more fully described in our reports filed under the Securities Exchange Act of 1934; increased exposure to employee related long-term liabilities; our participation in multi-employer pension plans may expose us to obligations beyond the obligation to our employees; lump sum payments made to retiring salaried employees pursuant to our defined benefit pension plan; our ability to comply with laws or regulations requiring that we obtain surety bonds for workers’ compensation and other statutory requirements; acquisitions that we recently have made or may make in the future including the accuracy of our assessment of the acquired businesses and their risks, achieving any anticipated synergies, integrating the acquisitions and unanticipated changes that could affect assumptions we may have made; the anti-takeover effects of our rights plan could prevent a change of control; risks in exploring for and producing gas; new gas development projects and exploration for gas in areas where we have little or no proven gas reserves; the availability of field services, equipment and personnel for drilling and producing gas; replacing our natural gas reserves which if not replaced will cause our gas reserves and gas production to decline; costs associated with perfecting title for gas rights in some of our properties; we need to use unproven technologies to extract coalbed methane on some of our properties; location of a vast majority of our gas producing properties in three counties in southwestern Virginia, making us vulnerable to risks associated with having our gas production concentrated in one area; other persons could have ownership rights in our advanced gas extraction techniques which could force us to cease using those techniques or pay royalties; the coalbeds from which we produce methane gas frequently contain water that may hamper production; and other factors discussed in our 2006 Form 10-K under “Risk Factors,” as updated by any subsequent Form 10-Qs, which are on file at the Securities and Exchange Commission and to be set forth in our Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission with respect to the exchange offer to CNX Gas’ stockholders.

# # #

CONSOL ENERGY INC. AND SUBSIDIARIES

(Unaudited)

CONSOLIDATED STATEMENTS of INCOME

(Dollars in thousands - except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Sales - Outside	$819,938	$845,373	$3,324,346	$3,286,522
Sales - Gas Royalty Interests	9,745	9,340	46,586	51,054
Sales - Purchased Gas	4,331	2,767	7,628	43,973
Freight - Outside	54,902	49,754	186,909	162,761
Other Income	29,722	46,434	196,728	170,861

Total Revenue and Other Income	918,638	953,668	3,762,197	3,715,171
Cost of Goods Sold and Other Operating Charges (exclusive of depreciation, depletion and amortization shown below)	606,249	621,629	2,351,507	2,249,776
Gas Royalty Interests’ Costs	8,258	7,479	39,921	41,879
Purchased Gas Costs	4,174	2,752	7,162	44,843
Freight Expense	54,902	49,754	186,909	162,761
Selling, General and Administrative Expense	29,493	24,097	108,664	91,150
Depreciation, Depletion and Amortization	89,835	77,149	324,715	296,237
Interest Expense	11,594	7,275	30,851	25,066
Taxes Other Than Income	92,695	57,238	283,511	252,539

Total Costs	897,200	847,373	3,333,240	3,164,251

Earnings Before Income Taxes and Minority Interest	21,438	106,295	428,957	550,920
Income Taxes	9,173	(16,138)	136,137	112,430

Earnings Before Minority Interest	12,265	122,433	292,820	438,490
Minority Interest	(5,478)	(7,084)	(25,038)	(29,608)

Net Income	$6,787	$115,349	$267,782	$408,882

Basic Earnings Per Share	$0.04	$0.63	$1.47	$2.23

Dilutive Earnings Per Share	$0.04	$0.62	$1.45	$2.20

Weighted Average Number of Common Shares Outstanding:
Basic	181,835,472	182,635,480	182,050,627	183,354,732

Dilutive	184,385,624	184,973,417	184,126,470	185,638,106

Dividends Paid Per Share	$0.10	$0.07	$0.31	$0.28

CONSOL ENERGY INC. AND SUBSIDIARIES

(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Operating Activities:
Net Income	$6,787	$115,348	$267,782	$408,882
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation, Depletion and Amortization	89,835	77,149	324,715	296,237
Stock-based Compensation	3,747	12,516	24,243	22,841
Gain on the Sale of Assets	(2,491)	(4,941)	(112,389)	(10,417)
Change in Minority Interest	5,478	7,084	25,038	29,608
Amortization of Mineral Leases	973	(296)	4,519	3,773
Deferred Income Taxes	6,409	8,617	70,052	19,041
Equity in Earnings of Affiliates	(1,342)	(532)	(6,551)	(1,201)
Changes in Operating Assets:
Accounts Receivable Securitization	12,100	—	125,400	—
Accounts and Notes Receivable	(20,867)	(47,365)	14,074	(52,898)
Inventories	2,968	33,468	13,448	(7,427)
Prepaid Expenses	35	15,900	(9,145)	(5,814)
Changes in Other Assets	20,187	18,712	40,164	19,020
Changes in Operating Liabilities:
Accounts Payable	(14,257)	19,191	(2,435)	(4,769)
Other Operating Liabilities	(9,915)	(73,874)	(30,978)	(119,164)
Changes in Other Liabilities	(13,239)	43,391	(65,421)	59,604
Other	1,590	882	1,517	7,231

Net Cash Provided by Operating Activities	87,998	225,250	684,033	664,547

Investing Activities:
Capital Expenditures	(217,470)	(190,709)	(743,114)	(690,546)
Acquisition of AMVEST, net of cash received	(65)	—	(296,724)	—
Net Investment in Equity Affiliates	(4,023)	(29,561)	(7,057)	(30,963)
Purchase of CNX Gas Stock	—	—	(10,000)	—
Proceeds from Sales of Assets	20,504	15,935	84,791	59,963

Net Cash Used in Investing Activities	(201,054)	(204,335)	(972,104)	(661,546)

Financing Activities:
Payments on Miscellaneous Borrowings	(1,619)	(1,014)	(2,935)	(5,107)
Proceeds from Revolver	66,500	—	247,500	—
Payments on Long Term Notes	—	—	(45,000)	—
Tax Benefit from Stock-Based Compensation	17,324	667	23,682	38,545
Dividends Paid	(18,193)	(12,785)	(56,475)	(51,416)
Issuance of Treasury Stock	12,024	531	19,224	13,308
Purchases of Treasury Stock	(25)	—	(80,157)	(116,450)
Stock Options Exercised	—	—	—	1,362

Net Cash Provided by (Used in) Financing Activities	76,011	(12,601)	105,839	(119,758)

Net Decrease in Cash and Cash Equivalents	(37,045)	8,314	(182,232)	(116,757)
Cash and Cash Equivalents at Beginning of Period	78,696	215,569	223,883	340,640

Cash and Cash Equivalents at End of Period	$41,651	$223,883	$41,651	$223,883

CONSOL ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands - except per share data)

	(Unaudited)
	December 31,	December 31,
	2007	2006
ASSETS

Current Assets:
Cash and Cash Equivalents	$41,651	$223,883
Accounts and Notes Receivable:
Trade	180,545	303,175
Other Receivables	69,771	51,890
Inventories	163,193	149,307
Deferred Income Taxes	130,820	117,231
Recoverable Income Taxes	19,090	1,278
Prepaid Expenses	78,085	67,732

Total Current Assets	683,155	914,496

Property, Plant and Equipment:
Property, Plant and Equipment	8,945,312	7,849,936
Less - Accumulated Depreciation, Depletion and Amortization	3,980,270	3,809,649

Total Property, Plant and Equipment - Net	4,965,042	4,040,287

Other Assets:
Deferred Income Taxes	374,811	507,996
Investment in Affiliates	94,866	84,219
Other	90,216	116,334

Total Other Assets	559,893	708,549

TOTAL ASSETS	$6,208,090	$5,663,332

CONSOL ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands - except per share data)

	(Unaudited)
	December 31,	December 31,
	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable	$238,312	$225,060
Short-Term Notes Payable	247,500	—
Current Portion of Long-Term Debt	18,283	59,518
Other Accrued Liabilities	512,302	455,546

Total Current Liabilities	1,016,397	740,124

Long-Term Debt:
Long-Term Debt	398,077	391,983
Capital Lease Obligations	90,848	100,762

Total Long-Term Debt	488,925	492,745

Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	2,336,809	2,252,115
Pneumoconiosis Benefits	171,896	184,424
Mine Closing	399,633	389,896
Workers’ Compensation	118,356	121,337
Deferred Revenue	3,162	13,106
Salary Retirement	67,392	113,944
Reclamation	34,317	26,461
Other	193,666	127,370

Total Deferred Credits and Other Liabilities	3,325,231	3,228,653

Minority Interest	163,118	135,659

Total Liabilities and Minority Interest	4,993,671	4,597,181

Stockholders’ Equity:
Common Stock, $.01 par value; 500,000,000 Shares Authorized, 185,126,526 Issued and 182,291,623 Outstanding at December 31, 2007; 185,126,526 Issued and 182,654,629 Outstanding at December 31, 2006	1,851	1,851
Preferred Stock, 15,000,000 Shares Authorized; None Issued and Outstanding	—	—
Capital in Excess of Par Value	966,544	921,881
Retained Earnings	766,536	600,541
Other Comprehensive Loss	(419,284)	(375,717)
Common Stock in Treasury, at Cost - 2,834,903 Shares at December 31, 2007 and 2,471,897 Shares at December 31, 2006	(101,228)	(82,405)

Total Stockholders’ Equity	1,214,419	1,066,151

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,208,090	$5,663,332

CONSOL ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in Thousands - except per share data)

	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance - December 31, 2006	$1,851	$921,881	$600,541	$(375,717)	$(82,405)	$1,066,151

(Unaudited)

Net Income	—	—	267,782	—	—	267,782
Treasury Rate Lock (Net of $52 tax)	—	—	—	(81)	—	(81)
Minority Interest in Other Comprehensive Income and Stock-based Compensation of Gas	—	—	—	(691)	—	(691)
Gas Cash Flow Hedge (Net of $2,146 tax)	—	—	—	4,214	—	4,214
FAS 158 Long-Term Liability Adjustments (Net of $27,991 tax)	—	—	—	(47,009)	—	(47,009)

Comprehensive Income (Loss)	—	—	267,782	(43,567)	—	224,215

Cumulative Effect of FASB Interpretation No. 48 Adoption	—	—	(3,202)	—	—	(3,202)
Issuance of Treasury Stock	—	—	(42,110)	—	61,334	19,224
Purchases of Treasury Stock	—	—	—	—	(80,157)	(80,157)
Tax Benefit from Stock-Based Compensation	—	23,682	—	—	—	23,682
Amortization of Stock-Based Compensation Awards	—	20,981	—	—	—	20,981
Dividends ($0.31 per share)	—	—	(56,475)	—	—	(56,475)

Balance - December 31, 2007	$1,851	$966,544	$766,536	$(419,284)	$(101,228)	$1,214,419

INCOME STATEMENT BY SEGMENT

In Millions

	Quarter Ended December 31, 2007
	COAL
	Produced	Other	Total	Total Gas	Total Other	TOTAL
Sales	$645	$9	$654	$103	$67	$824
Gas Royalty Interests	—	—	—	10	—	10
Freight Revenue	55	—	55	—	—	55
Other Income	—	7	7	2	20	29

Total Revenue and Other Income	700	16	716	115	87	918

Cost of Goods Sold	424	64	488	39	83	610
Gas Royalty Interests’ Costs	—	—	—	8	—	8
Freight Expense	55	—	55	—	—	55
Selling, General & Admin.	18	1	19	5	5	29
DD&A	69	3	72	13	5	90
Interest Expense	—	—	—	—	12	12
Taxes Other Than Income	64	21	85	5	3	93

Total Cost	630	89	719	70	108	897

Earnings Before Income Taxes	$70	$(73)	$(3)	$45	$(21)	21
Income Tax Expense						(9)

Earnings Before Minority Interest						12
Minority Interest						(5)

Net Income						$7

INCOME STATEMENT BY SEGMENT

In Millions

	Year to Date December 31, 2007
	COAL
	Produced	Other	Total	Total Gas	Total Other	TOTAL
Sales	$2,640	$38	$2,678	$418	$236	$3,332
Gas Royalty Interest	—	—	—	47	—	47
Freight Revenue	187	—	187	—	—	187
Other Income	—	109	109	14	73	196

Total Revenue and Other Income	2,827	147	2,974	479	309	3,762

Cost of Goods Sold	1,685	247	1,932	135	290	2,357
Gas Royalty Interests’ Costs	—	—		40	—	40
Freight Expense	187	—	187	—	—	187
Selling, General & Admin.	64	3	67	22	20	109
DD&A	246	11	257	49	19	325
Interest Expense	—	—	—	—	31	31
Taxes Other Than Income	175	79	254	18	12	284

Total Cost	2,357	340	2,697	264	372	3,333

Earnings Before Income Taxes	$470	$(193)	$277	$215	$(63)	429
Income Tax						(136)

Earnings Before Minority Interest						293
Minority Interest						(25)

Net Income						$268

CONSOL Energy Inc.

Financial and Operating Statistics

	Quarter Ended Dec. 31,		Twelve Months Ended Dec. 31,
	2007	2006	2007	2006
AS REPORTED FINANCIALS:

Revenue ($ MM)	$918.638	$953.668	$3,762.197	$3,715.171
EBIT ($MM) *	$26.420	$103.426	$421.978	$531.009
EBITDA ($ MM) *	$116.255	$180.575	$746.693	$827.246
Net Income / (Loss) ($ MM)	$6.787	$115.349	$267.782	$408.882
EPS(diluted)	$0.04	$0.62	1.45	2.20
Average shares outstanding - Dilutive	184,385,624	184,973,417	184,126,470	185,638,106

CAPEX ($ MM) (including acquisitions)	$217.535	$190.709	$1,039.838	$690.546

COAL OPERATIONAL:
# Complexes Producing (end of period)	15	14	15	14
Sales (MM tons)-Produced only	15.880	17.267	64.925	$67.592
Average sales price ** ($/ton)	$40.66	$38.70	$40.60	$38.99
Production income ($/ton)	$5.54	$4.14	$6.91	$6.47
Production (MM tons)-Produced only	15.800	15.934	64.617	67.432
Produced Tons Ending inventory (MM tons)***	1.309	1.398	1.309	1.398

*	Year to date total may not add due to rounding
**	note: average sales price of tons produced
***	note: includes equity companies

CONSOL ENERGY INC.

PRODUCTION

DECEMBER 31, 2007

	4TH QUARTER 2007 ACTUAL	4TH QUARTER 2006 ACTUAL	Fiscal 2007 ACTUAL	Fiscal 2006 ACTUAL
Northern Appalachia	12,988	12,703	52,853	53,251
Central Appalachia	2,519	3,035	10,738	13,127
Other Areas	293	196	1,026	1,054

TOTAL PRODUCTION *	15,800	15,934	64,617	67,432

*	May not add due to rounding.